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02006138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50435

FV 3/4/02


FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.M. Lummis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
50 Locust Avenue
(No. and Street)

New Canaan,	CT	06840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kahan, Steiger & Company, P.C.
(Name — *if individual, state last, first, middle name*)

1100 Summer Street	Stamford	CT	06905
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Deloitte & Touche


FEB 28 2002

February 26, 2002

National Association of Securities Dealers, Inc.
525 Market Street, Suite 300
San Francisco, CA 94105

Dear Sirs:

We have read the letter of Petkevich & Partners, LLC ("P&P"), dated February 25, 2002, requesting an extension of time to file the annual audited reports required by Rule 17a5 (d) under the Securities Exchange Act of 1934. We agree with the reasons for the extension request stated therein. Our audit of the financial statements of P&P for the year ended December 31, 2001, in accordance with auditing standards generally accepted in the United States of America, is currently in progress; however, because we have not completed our audit, the procedures that we have performed do not constitute all of the procedures necessary to express an opinion on the financial statements of P&P or to evaluate P&P's internal control, and the practices and procedures prescribed by Rule 17a-5 (g), as required by the auditing standards generally accepted in the United States of America and by Rule 17a-5, and cannot be relied upon to provide any assurance that material inadequacies as to such matters would necessarily be disclosed.

The procedures that we have performed, however, did not disclose (a) any material inadequacies as defined in Rule 17a5 (g) (3); (b) anything that caused us to believe that the condition of records is endangering its ability to supervise its registered representatives and their handling of customer accounts; or (c) anything that caused us to believe that P&P was in violation of the net capital requirements specified in Rule 15c3-1 as of the audit date or the customer protection rules specified in Exchange Act Rule 15c3-3. As of December 31, 2001, P&P was not in possession of customer funds and did not custody customer securities.

Yours truly,

Deloitte & Touche LLP

cc: National Association of Securities Dealers, Inc.
Automated Reports Department
9513 Key West Avenue
Rockville, MD 20850

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Petkevich & Partners, LLC
501 Second Street, Suite 710
San Francisco, CA 94107

Deloitte
Touche
Tohmatsu

OATH OR AFFIRMATION

I, Michael Prescott, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.M. Lummis Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael R. Prescott
Signature

CPA
Title

Cynthia M. Dowell
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M. LUMMIS SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders of
J.M. Lummis Securities, Inc.
New Canaan, CT 06840

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of J. M. Lummis Securities, Inc. as of December 31, 2001 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.M. Lummis Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule # 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahan, Steiger + Company, P.C.
KAHAN, STEIGER & COMPANY, P.C.
Stamford, Connecticut

February 20, 2002

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$397,991
Accounts Receivable	75,583
Prepaid Expenses	3,065
TOTAL CURRENT ASSETS	476,639
FIXED ASSETS	
Equipment	3,810
Accumulated Depreciation	(2,713)
	1,097
TOTAL ASSETS	$477,736

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 3,450
Due to Parent	47,206
TOTAL CURRENT LIABILITIES	50,656
SHAREHOLDER'S EQUITY	
Common Stock - Common Shares, No Par Value, Authorized 20,000 Shares, Issued and Outstanding 100 Shares	20,000
Additional Paid-In Capital	189,620
Retained Earnings	217,460
TOTAL SHAREHOLDER'S EQUITY	427,080
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$477,736

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	$1,698,011
OPERATING EXPENSES	1,527,819
NET INCOME BEFORE OTHER INCOME	170,192
OTHER INCOME	
Interest Income	4,740
NET INCOME	$ 174,932

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	CAPITAL STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL SHARE-HOLDER'S EQUITY
BALANCE - JANUARY 1, 2001	$20,000	$189,620	$ 42,528	$252,148
Net Income	-	-	174,932	174,932
BALANCE - DECEMBER 31, 2001	$20,000	$189,620	$217,460	$427,080

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$174,932
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	671
(Increase) In Accounts Receivable	(71,736)
(Increase) in Prepaid Expense	(1,300)
(Increase) In Prepaid Insurance	(1,354)
(Decrease) In Accrued Liabilities	(1,065)
(Decrease) In Taxes Payable	(11,031)
Increase In Due To Parent	45,938
Total Adjustments	(39,877)
NET CASH PROVIDED BY OPERATING ACTIVITIES	135,055
NET INCREASE IN CASH AND CASH EQUIVALENTS	135,055
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	262,936
CASH AND CASH EQUIVALENTS AT END OF YEAR	$397,991

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note # 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

J.M. Lummis Securities, Inc., incorporated on June 19, 1997, is a broker dealer of corporate bonds and U.S. treasury and government agencies' securities.

Concentration of Credit Risk

The company places its cash with high quality institutions. At times such investments may be in excess of the FDIC insurance limit. Management does not believe this credit risk is significant.

Federal and State Income Taxes

The company's stockholders have elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the company's net income. Accordingly, no provision or liability for income taxes has been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

The company's equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation expenses for the year ended December 31, 2001 was $671.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note # 2 – RELATED PARTY TRANSACTIONS

J.M. Lummis Securities, Inc. is a wholly owned subsidiary of J.M. Lummis and Company, Inc. The Company reimbursed J.M. Lummis and Company, Inc. for its share of operating expenses as follows:

Expense	Amount
Rent	$10,800
Equipment Rental	15,600
Telephone	21,600
Insurance	1,200
Office	4,800
	$54,000

J. M. Lummis Securities, Inc. owes $47,206 to J. M. Lummis and Company, Inc. at year end.

Note # 3 - LINE OF CREDIT

J. M. Lummis Securities, Inc. has an uncommitted, short-term, secured line of credit with Investec - Ernst & Company. The line is used to support trades made through the Investec - Ernst & Company clearing account. There was no outstanding balance on the line of credit at December 31, 2001.

Note # 4 - COMPREHENSIVE INCOME

The company does not have any accumulated other comprehensive income items, and therefore, is not required to report comprehensive income.

J.M. LUMMIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

NET WORTH	$427,080
TOTAL AVAILABLE CAPITAL	427,080
NON-ALLOWABLE ASSETS	
Prepaid Expense	(3,065)
Equipment - Net	(1,097)
Cash - CRD	(714)
TENTATIVE NET CAPITAL	422,204
Haircuts on Allowable Assets	-
NET CAPITAL	$422,204
RECONCILIATION OF NET CAPITAL	
Net Capital per Client Computation	$415,745
Adjustments to Opening Equity	(10,008)
Adjustments to Income per Audit	20,629
Unallowable Asset - Prepaid Expense	(3,065)
- Equipment - Net	(1,097)
NET CAPITAL PER AUDIT	$422,204

SCHEDULE # 1
See Accountants' Report